UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549






                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1    )




                    MICROENERGY, INC.
                             (Name of Issuer)


           Series A Cumulative Preferred Stock
                      (Title of Class of Securities)


                          594912
                              (CUSIP Number)

CUSIP No.   594912          13G     Page    2   of    4   Pages

1.Name of Reporting person
  SS or IRS Identification No. of above person

     Robert Fanella
     ###-##-####

2.Check the appropriate line if a member of a group
                              (a)
                              (b)

3.SEC use only

4.Citizenship or place of birth
     USA


               5. Sole Voting Power
  Number of         0
   Shares
Beneficially   6. Shared Voting Power
  Owned by          --
    Each
  Reporting    7. Sole Dispositive Power
   Person           0
    With
               8. Shared Dispositive Power
                    --

9.Aggregate amount beneficially owned by each reporting person
     0

10.Check line if the aggregate amount in row (9) excludes certain shares


11.Percent of class represented by amount in row 9
      0.0%

12.Type of reporting person
     IN
                                        Page  3  of  4

Item 1(a) Name of Issuer:

          MicroENERGY, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:

          350 Randy Road
          Carol Stream, IL 60188

Item 2(a) Name of Person Filing:

          Robert J. Fanella

Item 2(b) Address of Principal Business Office:

          350 Randy Road
          Carol Stream, IL  60188

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Series A Cumulative Preferred Stock

Item 2(e) CUSIP Number:

          594912

Item 3    Not Applicable.

Item 4    Ownership:

          (a) Amount Beneficially Owned (as of December 31,
              1997):  0 shares.

          (b) Percent of Class:    0.0%

          (c) Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote
                   0

              (ii) shared power to vote or to direct the vote


             (iii) sole power to dispose or to direct the
                   disposition of  0

              (iv) shared power to dispose or to direct the
                   disposition of




Item 5    Ownership of Five percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following | X |

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8    Identification and Classification of members of the
          Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 1998

                              Robert J. Fanella